Exhibit 99.54

PRESS RELEASE

Trading Symbol: SVM.TO	June 18, 2007

Silvercorp Reports on the Mac Molybdenum Property, BC, Canada
and the Ying Molybdenum Property, Henan, China

VANCOUVER, British Columbia - June 18, 2007 - Silvercorp Metals Inc. (the "Silvercorp") reports on the status of its 100% owned Mac Molybdenum Property, located in British Columbia, Canada and the Ying Molybdenum Project, located in Henan Province, China.

Mac Property

The Mac property covers 500 hectares and is located approximately 43 kilometres (km) southeast of the Bell and Granisle past producing porphyry mines, and the town of Granisle in BC, where development logistics are located. The Mac property is directly accessible by a 35 km forestry road from the paved highway to Granisle. The topography in the area is moderate, with elevations ranging from 900 to 1,500 metres (m). The property is in an area with a long history of mining, free of any issues related to parks, the environment or native.

The Mac prospect was originally discovered in 1982 by Rio Algom Exploration Inc. An extensive surface exploration program was conducted in 1983 and 1984 which resulted in the discovery of the porphyry system and three mineralized zones. In 1989, 12 diamond drill holes (totaling 1,488m) outlined the molybdenum/copper mineralization within the Camp Zone. Silvercorp (then known as Spokane Resources Ltd.) acquired the property in the spring of 1995, and by 1997 had completed a total of 49 drill holes averaging 220m per hole — total 10,818m - and 62 km of geophysics and geochemical survey. Based on a technical report published by Dr. P.E. Fox (P. Eng.) for Silvercorp in 1997, the work outlined a mineralization zone some 700m by 500m consisting of two lobes or contact zones linked by an porphyry body hosting a molybdenite stockwork. The drill results have been in the public domain since 1997 and were filed with the TSX Venture Exchange and related government authorities. The reports predate NI 43-101, however they are believed to be reliable. The significant drill results from the technical report include:

Drill hole	Zone	Intercept (m)	MoS2 (%)	Cu (%)
89-11	East Contact Zone	50.0	0.225	0.190
95-14	East Contact Zone	66.0	0.110	0.094
96-27	East Contact Zone	165.8	0.203	0.214
	Including	96.0	0.308	0.256
95-15	East Contact Zone	196.3	0.125	0.172
	Including	79.0	0.217	0.256

Drill hole	Zone	Intercept (m)	MoS2 (%)	Cu (%)
96-24	East Contact Zone	200.0	0.135	0.221
	Including	78.0	0.226	0.378
89-3	East Contact Zone	54.0	0.117	0.040
89-4	East Contact Zone	128.3	0.143	0.160
96-25	East Contact Zone	96.0	0.168	0.130
96-25	East Contact Zone	41.9	0.090	0.314
89-1	Prophyry	70.5	0.073	0.050
89-3	Prophyry	54.0	0.070	0.040
89-9	Prophyry	105.2	0.045	-
89-10	Prophyry	51.0	0.095	0.060
96-31	West Contact Zone	18.0	0.106	0.093
96-31	West Contact Zone	52.0	0.116	0.111
89-2	West Contact Zone	47.6	0.098	0.090
96-30	West Contact Zone	117.9	0.130	0.093
	Including	80.0	0.190	0.141
96-29	West Contact Zone	96.0	0.133	0.072
	Including	56.0	0.172	0.074
95-16	West Contact Zone	93.0	0,220	0.122
	Including	73.0	0.252	0.139
96-34	West Contact Zone	90.0	0.118	0.106
89-12	West Contact Zone	221.9	0.155	0.120
	Including	72.2	0.335	0.210
95-17	West Contact Zone	91.7	0.125	0.090
	Including	39.0	0.215	0.132
89-5	West Contact Zone	12.0	0.175	0.040
89-2	West Contact Zone	47.6	0.059	0.090

The preliminary metallurgical study carried out by Lakefields in 1997 indicated a recovery rate of 71% for copper and 78% for molybdenum. Based on a preliminary scoping study report by Fluor Daniels Wright (1998), the potential strip ratio of 1.5:1 is assumed for open pit mining.

As Silvercorp is focused on exploring and developing silver related properties in China, Silvercorp intends to maximize shareholders value by optioning or selling the Mac Molybdenum Property.

Ying Molybdenum Project, Henan, China

On April 12, Silvercorp announced that it had commenced drilling the NPG Molybdenum Project ("Ying Moly Project") located within the Ying Silver Mining Permit area. Legal advice was subsequently received that the Ministry of Land and Resources and the National Development and Reform Commission of China recently issued a policy prohibiting the granting of land usage title to any new development of molybdenum and tungsten mines in China. As a result Silvercorp has decided to stop the program at the Ying Moly Project, so that it can focus its drill rigs and technical staff on silver exploration and development.

Myles Gao, P.Geo, is the Qualified Person on the project.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is an exploration and development stage company, which along with its subsidiary companies and joint ventures (collectively the "Company"), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People's Republic of China. Currently, the Company's main mining operations are in Henan Province at the Ying Silver-Lead-Zinc mine and the Hou-Ping Gou Silver-Gold-Lead-Zinc mine, owned through 77.5% and 70% Chinese subsidiary companies, respectively. The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, and Saskatchewan and trades on the TSX under the symbol "SVM".

Standard & Poors Canadian Index operations added the Company's common shares to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index), effective December 18, 2006. In addition, effective June 12, 2007, Standard & Poor's Canadian index operations added Silvercorp Metals Inc. as a constituent for the new S&P/TSX Global Mining Inex.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Phone: (604) 6699397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.